UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 27, 2023, ZK International Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with an investor (the “Investor”), pursuant to which the Investor agreed to purchase and the Company agreed to issue and sell US$5 million of ordinary shares of the Company (the “Private Placement”). The Private Placement shall be completed in three subscriptions with the initial subscription in the amount of US$1.5 million (the “Initial Subscription Amount”) to be paid within three business days from the date of the Agreement (the “Initial Subscription Date”), the second subscription in the amount of not less than US$2 million and up to $3.5 million (the “Second Subscription Amount”) to be paid on or before the 60th day from the Initial Subscription Date (the “Second Subscription Date”), and the third subscription in the amount equal to $5,000,000 minus the aggregate amount of the Initial Subscription Amount and Second Subscription Amount (the “Third Subscription Amount”) to be paid on or before the 60th day from the Second Subscription Date (the “Third Subscription Date”). The Company agreed to issue, upon receiving the Initial Subscription Amount, the Second Subscription Amount and the Third Subscription Date, such number of ordinary shares that equal the sum of (i) the Initial Subscription Amount divided by $1.70, which is 185% of the higher of (x) the closing bid price as of the trading day immediately prior to the date of the Agreement (the “Initial Bid Price”) and (y) the average closing bid price during the five trading days immediately prior to the date of the Agreement, (ii) the Second Subscription Amount divided by 175% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Second Subscription Date, and (z) the average closing bid price during the five trading days immediately prior to the Second Subscription Date, and (iii) the Third Subscription Amount divided by 165% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Third Closing Date, and (z) the average closing bid price during the five trading days immediately prior to the Third Subscription Date. The Private Placement was exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act” pursuant to Regulation S under the Securities Act.

The Private Placement was facilitated by Univest Securities, LLC. Univest Securities, LLC shall receive a commission equal to the lower of (i) four-point five percent (4.5%) of the aggregate gross proceeds raised in the Private Placement to be paid at the closing of the Private Placement, or (ii) US$150,000.

A copy of the form of the Agreement is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the terms of the Agreement does not purport to be complete descriptions of the rights and obligations thereunder and are qualified in its entirety by reference to such exhibit.

On November 29, 2023, the Company published a press release titled “ZK International Group Co., Ltd. and The CF Opportunity Fund Commits $5 Million Investment with the First Subscription Priced at $1.70 per Share”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.1	Form of the Securities Purchase Agreement
99.1	Press Release - ZK International Group Co., Ltd. and The CF Opportunity Fund Commits $5 Million Investment with the First Subscription Priced at $1.70 per Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board